

March 1, 2011

Mr. Dror Svorai
President and CEO
InfoSpi, Inc.
19495 Biscayne Blvd
Suite 411
Aventura, FL 33180

    Re: **InfoSpi, Inc**
          Form 10-K/A for Fiscal Year Ended
          December 31, 2009
          Filed February 4, 2011
          Supplemental Response submitted February 8, 2011
          File No. 000-53104

Dear Mr. Svorai:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2009

Financial Statements

Notes to Financial Statements

Note 1- Nature and Background of Business

Restated Financial Statements, F-6

1. We note you have restated your financial statements for the year ended December 31, 2009. We note your disclosures only include changes in your statements of operations and not changes in other financial statement line items (e.g. balance

sheet). We also note the lack of similar disclosures in your amended Forms 10-Q for the quarters ended March 31, 2010 and June 30, 2010. As such, please revise to disclose the effect of your restatement on each financial statement line item and any per share amounts. Refer to FASB ASC 250-10-50-7.

Note 4 – Stockholders' Equity – Common Stock, F-13

2. We note that on October 28, 2009 you issued 35,851,505 shares for services rendered. We note you recorded share-based compensation expense of $107,055 based on a valuation of these shares at $0.003 per share. Considering the quoted price of your common stock (per the ranges disclosed on page 13) far exceeded your valuation Of $0.003 per share, tell us how you considered FASB ASC 718-10-30 in computing the compensation cost related to the issuance of these shares and revise your financial statements and disclosures as appropriate. In addition, please disclose management's process for determining the fair value of these shares (i.e. the significant judgments and assumptions made under the fair value method).

Item 9A. Controls and Procedures, page 21

3. We reviewed your response to our prior comment seven, noting that you are unable to provide management's report on internal control over financial reporting. Please note that such report is a requirement of Item 308T of Regulation S-K and Form 10-K and the staff is unable to waive this requirement. As such, please amend to provide management's report on internal control over financial reporting.

Evaluation of Disclosure Controls and Procedures, page 21

4. We reviewed your revised disclosure in response to prior comment eight. Your revised disclosure states that your internal control over financial reporting was not effective, but does not provide a revised conclusion on your disclosure controls and procedures. We also note similar disclosure issues in your amended Forms 10-Q for the quarters ended March 31, 2010 and June 30, 2010. Your response did not address our comment, thus the comment will be reissued. Please tell us how the omission of management's report on internal control over financial reporting along with the other disclosure-related issues detailed in our comments herewith affect management's conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by your Form 10-K. If you continue to believe that your disclosure controls and procedures are effective, provide us with a discussion of the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you

can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, note that failure to file management's report on internal control over financial reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act reporting responsibilities. Alternatively, please amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures (i.e., not effective as of the end of the fiscal year).

Changes in Internal Controls, page 22

5. We reviewed your response to our prior comment nine. Your response did not address our comment, thus the comment will be reissued. We note your disclosure regarding the changes in internal controls subsequent to the date of the last evaluation. Please revise to specifically disclose any change in internal control over financial reporting that occurred during your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(T)(b) of Regulation S-K.

Form 10-Q/A for Quarter Ended March 31, 2010

Financial Statements

Balance Sheet, page 2

6. We note your response and revisions in response to our prior comment 13. However you have not fully addressed our comment. Thus the comment is reissued. We note you have recorded development costs of $ 27,600. Describe to us the nature of the development costs and tell us why capitalization of such costs is appropriate. Please provide us the specific accounting literature that supports your accounting treatment. We may have further comments upon reviewing your response.

Form 10-Q/A for Quarter Ended June 30, 2010

Management's Annual Report on Internal Control Over Financial Reporting, page 22

7. We note your response to comment 14. Your amended filing did not include the revisions as stated in your response. As such, our comment will be reissued. We note you have voluntarily included management's report on internal control over financial reporting. Tell us why you believe management's report on the effectiveness of your internal control over financial reporting at March 31, 2010 should be included in your Form 10-Q for the quarter ended June 30, 2010. Alternatively, you can remove the management's report on internal control over financial reporting since it is not required in quarterly reports.

Dror Svorai
InfoSpi, Inc
March 1, 2011
Page 4

<u>Other Exchange Act Reports</u>

8. Please revise your other Exchange Act reports (i.e. Forms 10-Q), as necessary, to comply with the comments above.

9. We reviewed your response to our prior comment 11. Please note that due to your change in accountants from Stan J.H. Lee CPA to Cornell, Beall & Leigh LLC, you are required to file an Item 4.01 Form 8-K providing the disclosures required by Item 304 of Regulation S-K immediately. The staff is not in a position to waive that requirement. In addition revise the disclosures under Item 9 of Form 10-K as appropriate.

10. We have reviewed your Form 8-K filed February 22, 2011 and determined it may not include the required information. When a registrant ceases to be a shell company as the result of a business acquisition, a Form 8-K that includes Items 2.01, 5.01, 5.06 and 9.01 must be filed no later than four business days after the consummation of the acquisition transaction. According to your website, you announced on February 15, 2011 that the acquisition had closed. This Form 8-K must include the information, including financial statements, which the acquired business would be required to file to register a class of securities under Section 12 of the Exchange Act using Form 10.   We believe you were a shell company (as defined by Rule 12b-2 of the Exchange Act) immediately prior to the acquisition of NexPhase Lighting Inc. because you had nominal operations and assets consisting of any amount of cash and cash equivalents and nominal other assets. We also note the following disclosure in the second paragraph of Management's Discussion and Analysis on page 20 of the Form 10-Q for the period ended September 30, 2010, "We have conducted substantially no operations with the exception of the preparation of our filings with the SEC and preliminary discussions with various individuals and businesses concerning acquisitions or a business combination." Accordingly, please file a Form 8-K under Items 2.01, 5.01, 5.06 and 9.01 to provide the necessary Form 10 information, historical financial statements of NexPhase Lighting Inc, and pro forma financial information giving effect to the acquisition. If you believe you are not a shell company, please provide your reasoning and also explain your plans with respect to the commercialization of the alternative fuels technology.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services